

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 13, 2018

Derek Dubner
Chief Executive Officer
Red Violet, Inc.
2650 North Military Trail, Suite 300
Boca Raton, FL 33431

>   **Re: Red Violet, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form 10**
>   **Submitted February 2, 2018**
>   **CIK No. 0001720116**

Dear Mr. Dubner:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2018 letter.

Business

Concentration of Suppliers, page 44

1.   We note your response to prior comment 1. Please provide us with a more detailed analysis regarding why you believe the identity of your largest data supplier is not material to investors. As part of your response, disclose the costs related to this supplier as a percentage of your total data acquisition costs. Further, to the extent material, revise to expand your risk factor to disclose your reliance on the supplier and the company's ability to replace this supplier if necessary

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or, in his absence, you may contact Jan Woo at (202) 551-3453. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Josh Weingard, Esq.
        Corporate Counsel and Secretary
        Cogint, Inc.